UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Better Therapeutics, Inc. (f/k/a Mountain Crest Acquisition Corp. II)
(Name of Issuer)

Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

08773T104

(CUSIP Number)

April 10, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Mountain Crest Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,388,250
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,388,250
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%(1)
12	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Dong Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,388,250
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,388,250
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%(1)
12	TYPE OF REPORTING PERSON* IN

(1) The percentage set forth in Row 11 of this Cover Page is calculated based on i) 1,388,250 shares of Common Stock (as defined herein) jointly owned by Mountain Crest Capital LLC and Dong Liu; and ii) 23,852,272 shares of Common Stock outstanding as of March 24, 2023, as reported on the Form 10-K of the Issuer (as defined below) filed with the Securities and Exchange Commission on March 30, 2023, plus 7,878,786 shares of Common Stock issued pursuant to certain private placement closed on or about April 10, 2023, as reported on the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 7, 2023.

Item 1.

(a)	Name of Issuer:	Better Therapeutics, Inc. (f/k/a Mountain Crest Acquisition Corp. II), a corporation organized under the laws of the State of Delaware (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices: 548 Market Street #49404, San Francisco, CA 94104.

Item 2.

(a)	Name of Person Filing:	Mountain Crest Capital LLC and Dong Liu. Dong Liu is the sole manager of Mountain Crest Capital LLC

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity/individual is:

c/o Dong Liu

311 West 43rd Street, 12th Floor

New York, NY 10036

(c)	Citizenship:	Mountain Crest Capital LLC – Delaware Dong Liu – China

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 08773T104

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,388,250

(b)	Percent of Class:

Mountain Crest Capital LLC and Dong Liu, its managing member, have voting and dispositive power over the 1,388,250 shares of Common Stock. This accounts for 4.4% of the 31,731,058 shares of Common Stock outstanding as of April 10, 2023, which consists of 23,852,272 shares of Common Stock outstanding as of March 24, 2023, as reported on the Form 10-K of the Issuer filed with the Securities and Exchange Commission on March 30, 2023, plus 7,878,786 shares of Common Stock issued pursuant to certain private placement closed on or about April 10, 2023, as reported on the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 7, 2023.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Mountain Crest Capital LLC – 1,388,250 shares

Dong Liu - 1,388,250 shares

(ii)	shared power to vote or to direct the vote:

Mountain Crest Capital LLC – 0 shares

Dong Liu - 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Mountain Crest Capital LLC – 1,388,250 shares

Dong Liu - 1,388,250 shares

(iv)	shared power to dispose or to direct the disposition of:

Mountain Crest Capital LLC – 0 shares

Dong Liu - 0 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2023

MOUNTAIN CREST CAPITAL LLC

By:	/s/ Dong Liu
	Name:	Dong Liu
	Title:	Authorized Signatory

/s/ Dong Liu
Dong Liu